Exhibit 99.1

ONECONSTRUCTION GROUP LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of
	September 30,	March 31,
	2025	2025
	USD’000	USD’000
	(Unaudited)	(Audited)
Assets
Current assets:
Accounts receivable, net	16,523	22,934
Prepayment of equipment	239	209
Deposits, prepayment and other receivables	224	218
Contract assets	27,505	24,969
Cash and cash equivalents	4,777	749
Total current assets	49,268	49,079

Non-current assets:
Property and equipment	241	11
Right-of-use assets, operating leases	383	567
Deferred tax assets	38	188
Total non-current assets	662	766
Total assets	49,930	49,845

Liabilities
Current liabilities:
Accounts payables	10,311	10,350
Accrual and other payables	1,923	2,351
Amount due to a shareholder	9	2
Contract liabilities	241	630
Operating lease liabilities	383	373
Other borrowings	1,533	2,117
Current income tax liabilities	136	121
Total current liabilities	14,536	15,944

Non-current liabilities:
Operating lease liabilities	-	193
Loan due to a shareholder	22,741	21,567
Total non-current liabilities	22,741	21,760
Total liabilities	37,277	37,704

Shareholders’ equity:
Ordinary shares, US$0.0001 par value; 500,000,000 shares authorized, 16,000,000 (March 31, 2025: 13,000,000) shares issued and outstanding	1	1
Additional paid-in capital	6,218	5,570
Retained earnings	6,366	6,497
Exchange reserve	68	73
Total shareholders’ equity	12,653	12,141
Total liabilities and equity	49,930	49,845

ONECONSTRUCTION GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

	For the six months ended September 30,
	2025	2024
	USD’000	USD’000
	(Unaudited)	(Unaudited)
Revenue	27,762	28,736
Cost of sales	(25,502)	(26,348)
Gross profit	2,260	2,388

Other income	479	7
Allowance for credit loss on financial assets, net of reversal	(193)	(124)
Administrative expenses	(1,670)	(857)
Share based payment expenses	(669)	-
Profit from operations	207	1,414
Finance cost	(175)	(245)
Profit before taxation	32	1,169
Income tax (credit)/expenses	(163)	73
Net (loss)/income	(131)	1,242

Other comprehensive (expense) income
Exchange difference on translation of foreign operations	(5)	53

Total comprehensive (loss)/income attributable to shareholders	(136)	1,295

Net (loss)/income per share attributable to shareholders
Basic (cents)	(0.8)	11.0
Diluted (cents)	(0.8)	11.0

Weighted average number of ordinary shares used in computing net (loss)/income per share
Basic	15,426,230	11,250,000
Diluted	15,426,230	11,250,000

Management’s Discussion and Analysis of Results of Operations and Liquidity and Capital Resources

Overview:

●	Revenue was $27.8 million for the six months ended September 30, 2025, representing a slight decrease of 3.4% from the same period in 2024.

●	Net loss was $0.1 million for the six months ended September 30, 2025 (2024: net income of $1.2 million).

Six-Month Financial Results Ended September 30, 2025

Revenue. Revenue decreased slightly by 3.4% from $28.7 million for the six months ended September 30, 2024, to $27.8 million for the six months ended September 30, 2025. The decrease in revenue during the six-month period ended September 30, 2025, was mainly attributable to the combined impact of an increase in revenue derived from the public sector, mainly from the infrastructure and public facilities projects, and a decrease in revenue derived from the private sector, due to the slowdown in the development of the commercial property market in Hong Kong.

Administrative expenses. Administrative expenses increased by 94.9% from $0.9 million for the six months ended September 30, 2024, to $1.7 million for the six months ended September 30, 2025, which was mainly due to an increase the professional fees and other administrative expenses following our listing on the Nasdaq in December 2024, an increase in payroll as results of the increase in headcount of office staff (included a director) and an increase in leasing expense by increasing our office space and related expenses.

Share-based payment expenses. On February 27, 2025, we established our 2025 Equity Incentive Plan (the “Plan”). Pursuant to the Plan, we authorized 3,000,000 Ordinary Shares (“ESOP Shares”) for issuance under the Plan. The purpose of the Plan was to attract and retain the best available personnel for positions of responsibility with us, to provide additional incentives to them and to align their interests with those of our shareholders, and to thereby promote our long-term business success. The share-based payment expenses represented our issuance of the 3,000,000 ESOP Shares to certain employees pursuant to the Plan for consideration of US$0.0001 for each ESOP Share.

Net loss. Net loss for the six months ended September 30, 2025, amounted to $0.1 million as compared to net income of $1.2 million for the six months ended September 30, 2024. The loss was mainly due to the increase in administrative expenses and the issuance of ESOP Shares to our employees during the period.

Basic and diluted EPS. Basic and diluted loss per share were $0.008 and $0.008 per Ordinary Share for the six months ended September 30, 2025, respectively, as compared to earnings per share of $0.11 and $0.11 per Ordinary Share for the six months ended September 30, 2024, respectively.

Liquidity and Capital Resources

As of September 30, 2025, we had cash of $4.8 million, total current assets of $49.3 million, and total current liabilities of $14.5 million. Net current assets were $34.8 million and the current ratio was 3.4. As of September 30, 2025, we had total assets and total liabilities of $50.0 million and $37.3 million, respectively, and hence we had shareholders’ equity of $12.7 million. As of September 30, 2025, we had other borrowings of $1.5 million.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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